UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 15, 2019

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863



MARKET RELEASE

Sibanye-Stillwater receives notice for Secondary strike from AMCU

Johannesburg, 15 January 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) confirms that it has received notice from the Association of Mineworkers and Construction Union (AMCU), that it intends to embark on a secondary, protected strike at Sibanye-Stillwater's South African Platinum Group Metals (PGM) operations, starting from morning shift on Tuesday, 22 January 2019.

In terms of the Labour Relations Act (LRA), Act 66 of 1995, secondary strikes are permissible in support of a protected strike, but within constrained parameters and such strikes are not automatically lawful or reasonable and as such legal advice will be sought. The secondary strike called by AMCU is in support of the ongoing strike at the gold operations, which commenced on 21 November 2018.

Sibanye-Stillwater CEO Neal Froneman commenting on notification from AMCU said: "Although not surprising, the notice for a secondary strike at our South African PGM operations in Rustenburg is disappointing, as all stakeholders will be negatively affected, but more so those employees who will be exposed to the no work, no pay principle. Our South African PGM operations have been preparing for this outcome and as such have strike contingency plans in place to minimize the possible impact of a strike and our US PGM operations with their high exposure to a rampant palladium price continue to provide welcome diversification and support through the strike. We reiterate that the wage agreement we reached with the unions representing the majority of our employees employed at our gold operations is fair and final and will not be amended by AMCU's demands or threats."

Sibanye-Stillwater currently employs approximately 17,400 people at its SA PGM operations, with AMCU representing approximately 56% of the employees at the Kroondal operations and 71% of the Rustenburg operations' employees.

Ends.

Sibanye-Stillwater Investor relations contact:

James Wellsted

Head of Investor Relations

Email: ir@sibanyestillwater.com

+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements, including "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "would", "expect", "can", "unlikely", "could" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group's Annual Integrated Report and Annual Financial Report, published on 2 April 2018, and the Group's Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: January 15, 2019

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer